UNITED STATES

SECURITIES & EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Altus MidStream Company

(Name of Issuer)

Class A Common Stock, $0.0001 par value per share

(Title of Class of Securities)

02215L100

(CUSIP Number)

David Shladovsky

1800 Avenue of the Stars, 3rd Floor

Los Angeles, CA 90067

(310) 284-6438

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 21, 2018

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-l(e), 240.13d-l(f) or 240.13d-l(g), check the following box.   ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

SC 13D	Page 2 of 6

CUSIP No.: 48661U102

1.	NAME OF REPORTING PERSON (A) Kayne Anderson Capital Advisors, L.P. (B) Richard A. Kayne
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO, PF (1)
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION (A) California (B) United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 400,000 (2)
	8.	SHARED VOTING POWER 15,996,681 (2)
	9.	SOLE DISPOSITIVE POWER 400,000 (2)
	10.	SHARED DISPOSITIVE POWER 15,996,681 (2)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,396,681 (2)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.5% (3) (4)
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) (A) IA (B) IN

(1)	The source of funds was working capital of the Kayne Affiliates (as defined in footnote (2) below), and personal funds of Richard A. Kayne.
(2)

The aggregate amount of shares of Class A common stock, $0.0001 par value per share, of the Issuer (the “Common Stock”) that may be deemed beneficially owned by the Reporting Persons (as defined in Item 2 below) is comprised of the following: (i) 14,318,000 shares of Common Stock held by private commingled funds and separately managed client accounts, (ii) 556,661 shares of Common Stock, and warrants exercisable for 1,122,020 shares of Common Stock (“Warrants”) all received in a liquidating distribution on December 21, 2018 from Kayne Anderson Sponsor, LLC (“Kayne Sponsor”), which is controlled by Kayne Anderson Capital Advisors, L.P. (“KACALP”), and (iii) 400,000 shares of Common Stock held by Richard Kayne in his family trust 200,000 of which was received in connection with the liquidating distribution from Kayne SPAC Investment LLC to equity members.

KACALP is the general partner, managing member, investment manager or investment adviser to each of the private investment vehicles or client accounts referred to in item (i) above (collectively with KACALP, the “Kayne Affiliates”) and, in such capacity, KACALP has the power to vote or direct the vote or to dispose or direct the disposition of shares of the Common Stock held by each of the Kayne Affiliates and may be deemed to be the beneficial owner of these shares. Richard A. Kayne is the controlling shareholder of Kayne Anderson Investment Management, Inc., the general partner of KACALP, and is also a limited partner of certain of the private investment vehicles listed in item (i) above, and may be deemed to be the beneficial owner of shares of the Common Stock held by each of the Kayne Affiliates to the extent of his economic interest in those vehicles. KACALP disclaims beneficial ownership of these shares, except the shares issuable pursuant to the warrants identified in clause (ii) above and those shares held by it or attributable to it by virtue of its general partner interests in the applicable limited partnerships other private investment vehicles. Mr. Kayne disclaims beneficial ownership of these shares, except those shares identified in clause (iii) as being held by him and those shares held by him or attributable to him by virtue of his limited partner interest in the applicable limited partnerships and other investment vehicles, and his indirect interest in KACALP.

(3)	Based on 93,870,956 shares of Common Stock outstanding and deemed outstanding as of December 21, 2018 (including warrants exercisable for Common Stock).
(4)

This percentage does not include the shares of Class C Common Stock, par value $0.0001 per share (“Class C Common Stock”), of the Issuer that will currently vote together with the Common Stock. Apache Midstream LLC owns 250,000,000 shares of Class C Common Stock. The Reporting Persons have the ability to vote less than 5% of the combined votes of the Common Stock and Class C Common Stock.

SC 13D	Page 3 of 6

This Amendment hereby amends the following items of the Schedule 13D filed by the Reporting Persons on November 13, 2018:

ITEM 1. Security and Issuer.

The security to which this Schedule 13D relates is the Class A common stock, $0.0001 par value per share (“Common Stock”), of Altus Midstream Company (formerly Kayne Anderson Acquisition Corp.), a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at One Post Oak Central, 2000 Post Oak Boulevard, Suite 100, Houston, TX 77056 – 4400.

SC 13D	Page 4 of 6

ITEM 5.	Interest in Securities of the Issuer.

(a) The aggregate amount of shares Common Stock purchased on November 9, 2018 by the Reporting Persons for a price of $10.00 per share was 14,318,000 on behalf of various private commingled funds and separately managed accounts. Each private commingled fund and separately managed client account disclaims beneficial ownership of each other private commingled fund and separately managed client account and disclaims its status as a member of a group.

Kayne Anderson Sponsor, LLC (“Kayne Sponsor”), which is controlled by KACALP, made a liquidating distribution to its owners on December 21, 2018. The figures in note (2) above include the Common Stock and Warrants received by KACALP as part of that distribution. Richard A. Kayne holds 400,000 shares of Common Stock in his family trust.

SC 13D	Page 5 of 6

These were the only transactions in the Common Stock by the Reporting Persons in the sixty (60) days preceding the date of this Schedule 13D.

For purposes of this Schedule 13D, the percent of class was calculated based on an aggregate of 93,870,956 shares of Common Stock issued and outstanding as of December 21, 2018, based on information provided in the Schedule 14A definitive proxy statement of the Issuer filed with the Securities and Exchange Commission on October 22, 2018.

(b) Kayne Anderson Capital Advisors, L.P.:

(1) Sole Voting Power: 0

(2) Shared Voting Power: 15,996,681

(3) Sole Dispositive Power: 0

(4) Shared Dispositive Power: 15,996,681

Richard A. Kayne:

(1) Sole Voting Power: 400,000

(2) Shared Voting Power: 15,996,681

(3) Sole Dispositive Power: 400,000

(4) Shared Dispositive Power: 15,996,681

(c) The information in Item 6 below is incorporated herein by reference.

(d) Except as set forth in Item 6 hereof, no person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock reported herein.

(e) Not applicable.

SC 13D	Page 6 of 6

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Kayne Anderson Capital Advisors, L.P.

By: Kayne Anderson Investment Management, Inc., its general partner

Dated: December 27, 2018	/s/ David Shladovsky
Name: David Shladovsky
Title: General Counsel

Dated: December 27, 2018	/s/ Richard A. Kayne
RICHARD A. KAYNE